[Coffee Holding Letterhead]

September 14, 2011

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549

Attn:  John Reynolds

RE:	Coffee Holding Co., Inc. (the “Company”)
Registration Statement on Form S-3
Filed August 19, 2011
File No. 333-176412

Dear Mr. Reynolds:

The following is a response to the letter of comment dated, September 2, 2011, from the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”).  To assist the Staff’s review, the response is numbered to correspond to the numbered paragraph in the Staff’s letter of comment.

Registration Statement on Form S-3

Selling Stockholders

1.
Please advise us if you are relying on Rule 430B of the Securities Act to omit the identities of the selling stockholders and the individual amounts of securities being registered on their behalf.  Alternatively, provide the information required by Item 507 of Regulation S-K.  If you are relying on Rule 430B, provide the information required by Rule 430B(b)(2)(iii) in the registration statement.  We may have further comment.

The Company acknowledges the Staff's comment and hereby informs the Staff that it is relying on Rule 430B of the Securities Act since the Company satisfies each of the conditions set forth in Rule 430B(b)(2).  In addition, the Company has revised the disclosure on page 24 as requested by the Staff.

This will confirm that the Company understands that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

John Reynolds	September 14, 2011

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please feel free to call me at (718) 832-0800 or Steven Skolnick of Lowenstein Sandler PC, our outside counsel, at 973-597-2476.

Very truly yours,

/s/ Andrew Gordon

Andrew Gordon

cc:           Steven M. Skolnick, Esq.